UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

TradeStation Group, Inc.

(Name of Subject Company)

TradeStation Group, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

89267P 10 5

(CUSIP Number of Class of Securities)

Marc J. Stone

General Counsel, Vice President of

Corporate Development and Secretary

TradeStation Group, Inc.

8050 SW 10th Street, Suite 4000

Plantation, Florida 33324

(954) 652-7000

(Name, address, and telephone numbers of persons authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan D. Axelrod, Esq.

Bilzin Sumberg Baena Price & Axelrod LLP

1450 Brickell Avenue, 23rd Floor

Miami, Florida 33131

(305) 374-7580

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment”) amends and supplements the Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 10, 2011 (the “Schedule 14D-9” and the Schedule 14D-9, together with any amendments and supplements thereto, including any exhibits and annexes to such amendments and supplements, the “Amended Schedule 14D-9”) by TradeStation Group, Inc., a Florida corporation (“TradeStation,” “we” or the “Company”). The Amended Schedule 14D-9 relates to the tender offer by Felix 2011 Acquisition Sub, Inc., a Florida corporation, and a wholly-owned direct subsidiary of Monex Group, Inc., a joint stock corporation (kabushiki kaisha) incorporated under the laws of Japan (“Monex”), as disclosed in the Tender Offer Statement on Schedule TO filed by Monex with the SEC on May 10, 2011 (together with any amendments and supplements thereto, including any exhibits to such amendments and supplements, the “Schedule TO”), to purchase all of the issued and outstanding shares common stock, par value $0.01 per share, of TradeStation at a purchase price of $9.75 per share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 10, 2011 (together with any amendments and supplements thereto, including any schedules and annexes to such amendments and supplements, the “Offer to Purchase”), and in the related Letter of Transmittal (together with any amendments and supplements thereto, including any schedules and attachments to such amendments and supplements, the “Letter of Transmittal”). Copies of the initial Offer to Purchase and the initial Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO.

Except as otherwise set forth below, the information set forth in the Amended Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment. You should read this Amendment together with the Schedule 14D-9. Capitalized terms used but not defined herein have the meanings ascribed to them in the Schedule 14D-9.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

The second sentence of the third paragraph on page 28 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“TradeStation had contacted J.P. Morgan on or about this date so that TradeStation’s senior management and the TradeStation Board could receive professional financial advice about potential opportunities to maximize shareholder value in light of the recent discussions between the CEOs of TradeStation and Company One, and to receive J.P. Morgan’s thoughts on those recent discussions and the appropriate response to Company One’s CEO.”

The first sentence of the fourth paragraph on page 28 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“Also on August 27, 2010, or the following day, after speaking with each other member of the TradeStation Board, TradeStation’s CEO called Company One’s CEO and told him that $7.00 was much too low a price for TradeStation to consider, assuming there was even interest in selling TradeStation at that time.”

The fourth paragraph on page 29 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“On November 10, 2010, representatives of J.P. Morgan, TradeStation’s CEO and one other TradeStation executive had a telephone conversation to discuss the November 7 dinner meeting in New York with Monex, and the conversations with Company Three’s CEO. In that telephone conversation, it was discussed that the Schedule 13D filing clearly had triggered or accelerated expressions of potential interest in TradeStation, and that it may be in TradeStation and its shareholders’ best interests for J.P. Morgan to compile a list of third parties who could be contacted in order to get a general idea of the potential interest of others in TradeStation.”

The penultimate paragraph on page 29 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“On November 17, 2010, a TradeStation Board meeting was held specifically to update the TradeStation Board members on the recent November events, specifically, the filing of the Schedule 13D and its perceived effects. TradeStation’s General Counsel, Chief Financial Officer and outside corporate and securities counsel, and representatives of J.P. Morgan, attended this meeting. J.P. Morgan’s representatives discussed with the TradeStation Board, among other topics, key factors that could make TradeStation valuable to potential buyers (which included TradeStation’s strong technological capabilities, diverse product offerings, active trader customer base, opportunities for higher net interest income if and when interest rates rise, and that the Schedule 13D filing suggested to the market that a major competitor viewed TradeStation as an attractive investment opportunity), and the broad range of strategic buyers and financial sponsors who might have interest in TradeStation. It was discussed (and concluded) at this meeting that TradeStation would not consider, at that time, a formal bid or selling process due to several factors, including the approaching holiday season, the need to be prepared for any sale process, Company Three’s indication that it would not propose a transaction until the 2011 first quarter, and because that time could be used to develop a clearer picture of the potential interest of other third parties. In order to gauge such potential interest, at the TradeStation Board’s request, J.P. Morgan proceeded with contacting potentially interested parties to assess their initial levels of interest in a potential transaction with the Company.”

The last sentence of the penultimate paragraph on page 30 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“Also at this meeting, TradeStation’s General Counsel made to the TradeStation Board a detailed presentation to remind the TradeStation Board of its fiduciary obligations and an appropriate process and analysis to be conducted in these circumstances (including the manner of reviewing and selecting a transaction).”

The first paragraph on page 31 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“Within a few days following the February 25 TradeStation Board meeting, representatives of J.P. Morgan informed TradeStation’s CEO that both Company Three, for reasons relating to financing, and Company Four had informed them that they would not be submitting indications of interest concerning TradeStation. Company Four did not provide a reason for its lack of interest.”

The last sentence of the penultimate paragraph on page 31 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“Discussions surrounding some of the key terms of this form merger agreement included having provisions that were designed to accomplish closing as quickly as reasonably possible following signing and as few conditions or contingencies to closing as reasonably possible in order to reduce the risk that TradeStation’s business would operate during a long period of uncertainty, which could be damaging to relationships with employees and customers (and distract TradeStation from its primary business operations and goals), or that a closing condition would not be met.”

The last sentence of the fifth paragraph on page 34 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“The TradeStation Board also directed that Company Two be informed that a financing condition or contingency to its obligation to close was likely not acceptable and that TradeStation was concerned that the financing structure as proposed could result in delays or other issues with respect to the required approval of the transaction by at least one regulator.”

The first sentence of the last paragraph on page 34 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“Late in the evening of April 16, 2011, a Saturday, Company Two delivered an updated, written indication of interest stating a proposed purchase price of $9.50 per share, and requesting that TradeStation agree to negotiate exclusively with Company Two for a three-day period.”

Page 35 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and supplemented by adding the following paragraph after the first paragraph on that page.

“The concerns with respect to Company Two’s proposed financing structure included the intention to make TradeStation a borrower under its debt financing and pledge to the lenders a security interest in TradeStation’s stock ownership of each of its regulated subsidiaries, the intention to effect a sale of subordinated notes in a private debt securities offering over a 45-day period following the signing of a merger agreement (which raised the possibility of delay), and a requirement that Company Two be able to use $30 million of TradeStation’s cash to help Company Two fund the purchase price at closing.”

The last sentence of the first partial paragraph on page 36 (which paragraph begins at the end of page 35) of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“He also again explained that Company Two’s proposed financing structure to pay the purchase price would likely result, with respect to at least one regulator’s approval of the transaction, in a longer and more complicated approval process than would Monex’s proposed financing structure.”

The last sentence of the third full paragraph on page 36 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Background of the Offer and the Merger”) is hereby amended and restated in its entirety as follows:

“It was discussed that the terms of the Monex agreement were generally consistent with the CEO’s current compensation structure with TradeStation, and that Company Two’s proposal, which included at least a 3% equity ownership interest for TradeStation’s CEO in the new company following the merger, was not offered by Monex, and that Company Two’s proposal, which included similar cash compensation for the TradeStation CEO, appeared, because of the added equity ownership interest offered, to be potentially more lucrative for TradeStation’s CEO.”

The fifth bullet in the third paragraph on page 37 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Background of the Offer and the Merger; Reasons for Recommendation—Reasons for Recommendation”) is hereby amended and restated in its entirety as follows:

“•	35 times TradeStation’s 2010 earnings per share (diluted), and 65 times TradeStation’s earnings per share (diluted) excluding the impact of unrealized mark-to-market gains and losses and certain tax refunds and benefits (which TradeStation does not consider important to its core business), as published in TradeStation’s 2010 fourth quarter earnings release of February 11, 2011;”

Page 42 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Certain Financial Projections”) is hereby amended and supplemented by adding the following immediately after the table on that page titled “Core Business Case Projections”:

“The Company also asked J.P. Morgan to use the projections and assumptions described above to extrapolate, after adding further assumptions applicable to the 2016 through 2020 period (as described below), the Company’s projections for fiscal years 2011 through 2015 to fiscal years 2016 through 2020 and to calculate the unlevered free cash flows that the Company would be expected to generate during fiscal years 2011 through 2020. The material additional assumptions that the Company supplied to J.P.

Morgan for the 2016 through 2020 fiscal years were as follows: (1) after the 2011 through 2015 fiscal years, the Company would no longer generate a high rate of revenue growth from either the new and recent initiatives (their benefits would be assumed to have been realized and to become normalized after the first five years) or increasing interest rates (which would be assumed to have stabilized by then), resulting in a lower projected rate of annual revenue growth over the 2016 through 2020 fiscal years; (2) because the nature of the Company’s business is cyclical due to the cyclical nature of interest rates and other market conditions, and because the Company’s management did not believe it was reasonable to estimate what such conditions and other variables would be over such an extended period, an earnings before interest, taxes, depreciation and amortization (“EBITDA”) margin equal to the average EBITDA margin for the 2011 through 2015 fiscal years was used for each of the 2016 through 2020 fiscal years; and (3) since, historically, the Company’s capital expenditures have increased significantly every 7-to-8 years (the last such significant increase being in the 2010-to-2011 period), the 2018 fiscal year projections included a similar significant increase in capital expenditures. These additional assumptions result in the extrapolated projections for fiscal years 2016 through 2020 reflecting slower growth of total revenue and higher total expenses as compared to the 2011 through 2015 fiscal years projections and lower net income and unlevered free cash flow as compared to the 2015 fiscal year projections. These calculations and extrapolated projections, which included the following numbers, were then reviewed and approved by the Company.

Full Initiatives Case Projections – 2016 through 2020

	Fiscal Year Ending December 31,
	2016	2017	2018	2019	2020
	(Millions of dollars)
Total Revenue	$292	$305	$317	$327	$335
Total Expenses	212	221	230	237	243
Operating Income	80	84	87	90	92
Earnings Before Interest, Taxes, Depreciation and Amortization	85	89	92	95	97
Net Income	48	50	52	54	55

Full Initiatives Case Unlevered Free Cash Flow – 2011 through 2020

	Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
	(Millions of dollars)
Unlevered Free Cash Flow	$10	$14	$35	$43	$54	$41	$44	$36	$47	$49

Core Business Case Projections – 2016 through 2020

	Fiscal Year Ending December 31,
	2016	2017	2018	2019	2020
	(Millions of dollars)
Total Revenue	$216	$226	$234	$242	$248
Total Expenses	167	175	181	187	192
Operating Income	49	51	53	55	56
Earnings Before Interest, Taxes, Depreciation and Amortization	54	56	58	60	61
Net Income	29	31	32	33	34

Core Business Unlevered Free Cash Flow – 2011 through 2020

	Fiscal Year Ending December 31,
	2011	2012	2013	2014	2015	2016	2017	2018	2019	2020
	(Millions of dollars)
Unlevered Free Cash Flow	$5	$7	$17	$24	$35	$23	$24	$15	$26	$27”

The first sentence of the penultimate paragraph on page 44 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Financial Advisor”) is hereby amended and restated in its entirety as follows:

“Public Trading Multiples. Using publicly available information, J.P. Morgan compared selected financial data of the Company with similar data for selected U.S. publicly traded companies which are engaged in a business which is similar to a business in which the Company is engaged, including providing online trading services for one or more of equities, options, futures and/or foreign exchange.”

Page 45 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Financial Advisor”) is hereby amended and supplemented by adding the following at the end of the last paragraph on such page:

“The transactions listed above include both public and private target companies. For purposes of deriving transaction multiples such as those described above, “Firm Value” is typically calculated as a firm’s diluted equity value using the treasury stock method with respect to outstanding options, plus the value of such company’s indebtedness and minority interests and preferred stock, minus such company’s excess cash and cash equivalents and marketable securities. In this case, the majority of the targets in the selected transactions were private companies for which much of this information was not publicly available. Accordingly, J.P. Morgan used the publicly disclosed transaction value as the “Firm Value” in those cases. For the few public transactions for which such information was publicly available, the targets’ excess cash balances were not detailed and estimated net debt amounts were small relative to their respective equity values, resulting in firm value and equity value being roughly equivalent. Accordingly, with respect to the public targets, J.P. Morgan made its “Firm Value” calculations as described above.”

The third paragraph on page 46 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Financial Advisor”) is hereby amended and restated in its entirety as follows:

“Discounted Cash Flow Analysis. J.P. Morgan conducted a discounted cash flow analysis for the purpose of determining the fully diluted equity value per share for the Company Common Stock. J.P. Morgan calculated the unlevered free cash flows that the Company is expected to generate during fiscal years 2011 through 2020 based upon financial projections prepared or reviewed and approved by the management of the Company for both the full initiatives case and the core business case, as summarized above under “Item 4. The Solicitation or Recommendation—Certain Financial Projections.” J.P. Morgan also calculated a range of terminal asset values of the Company at the end of the 10-year period ending 2020 by applying a perpetual growth rate ranging from 2.0% to 3.0% of the unlevered free cash flow of the Company during the final year of the 10-year period. The unlevered free cash flows and the range of terminal asset values were then discounted to present values using a range of discount rates from 11.0% to 13.0%, which were chosen by J.P. Morgan based upon an analysis of the weighted average cost of capital of the Company of 10% to 13.8%. The present value of the unlevered free cash flows and the range of terminal asset values were then adjusted for the Company’s estimated 2010 fiscal year-end excess cash, option exercise proceeds and total debt. Based on the foregoing, the discounted cash flow analysis indicated a range of per share equity values of the Company Common Stock on a stand-alone basis of between $5.40 and $6.80 for the core business case and between $8.50 and $11.00 for the full initiatives case. All values presented were rounded to the nearest $0.10. J.P. Morgan noted that the $9.75 price per share in the Offer and the Merger is above the range for the core business and falls within the range for the full initiatives case.”

The last paragraph on page 47 of the Schedule 14D-9 (under “ITEM 4. THE SOLICITATION OR RECOMMENDATION—Opinion of Financial Advisor”) is hereby amended and restated in its entirety as follows:

“In addition, J.P. Morgan and its affiliates maintain banking and other business relationships with the Company, Monex and their respective affiliates, for which it receives customary fees. Since January 1, 2009, such services have included, for each of the Company and Monex, providing cash management, custody and collateral management and clearing services. The aggregate amount of the fees that J.P. Morgan has collected since January 1, 2009 in connection with the cash management, custody and collateral management and clearing services it has provided to Monex during that period is approximately $275,000. In addition, an agreement is currently in place between a subsidiary of Monex and an affiliate of J.P. Morgan whereby such Monex subsidiary’s brokerage clients are given access to analyst research reports produced by affiliates of J.P. Morgan. Since January 1, 2009, such J.P. Morgan affiliate has received a total of approximately 206.5 million Japanese yen (approximately $2.5 million based on the currency conversion rate as of May 24, 2011) pursuant to such agreement. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Monex for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.”

ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The third paragraph on page 48 of the Schedule 14D-9 (under “ITEM 5. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED”) is hereby amended and restated in its entirety as follows:

“J.P. Morgan and its affiliates maintain banking and other business relationships with the Company, Monex and their respective affiliates, for which it receives customary fees. Since January 1, 2009, such services have included, for each of the Company and Monex, providing cash management, custody and collateral management and clearing services. The aggregate amount of the fees that J.P. Morgan has collected since January 1, 2009 in connection with the cash management, custody and collateral management and clearing services it has provided to Monex during that period is approximately $275,000. In addition, an agreement is currently in place between a subsidiary of Monex and an affiliate of J.P. Morgan whereby such Monex subsidiary’s brokerage clients are given access to analyst research reports produced by affiliates of J.P. Morgan. Since January 1, 2009, such J.P. Morgan affiliate has received a total of approximately 206.5 million Japanese yen (approximately $2.5 million based on the currency conversion rate as of May 24, 2011) pursuant to such agreement. In the ordinary course of their businesses, J.P. Morgan and its affiliates may actively trade the debt and equity securities of the Company or Monex for their own accounts or for the accounts of customers and, accordingly, they may at any time hold long or short positions in such securities.”

ITEM 8. ADDITIONAL INFORMATION.

The subsection titled “Litigation” on page 49 of the Schedule 14D-9 (under “ITEM 8. ADDITIONAL INFORMATION”) is hereby amended and restated in its entirety as follows:

    “Litigation

Since May 3, 2011, two putative shareholder class action complaints challenging the transactions contemplated by the Merger Agreement were filed in the Circuit Court of the Seventeenth Judicial Circuit in and for Broward County, Florida (the “Court”). The first complaint, titled Don Coish, Individually, and on Behalf of All Others Similarly Situated, Plaintiff, vs. TradeStation Group, Inc., Salomon Sredni, Denise E. Dickins, Michael W. Fipps, Nathan D. Leight, Charles F. Wright, Felix 2011 Acquisition Sub, Inc. and Monex Group, Inc., Defendants (Case No. 11-10195) (the “Coish Complaint”), was filed on May 3, 2011, and the second complaint, titled Scott Phillips, individually and on behalf of all others similarly situated, Plaintiff, v. Salomon Sredni, Denise Dickins, Charles Wright, Michael Fipps, Nathan Leight and TradeStation Group, Inc., Defendants (Case No. 11-10506) (the “Phillips Complaint”), was filed on May 5, 2011. Both the Coish Complaint and the Phillips Complaint named TradeStation and the members of the TradeStation Board as defendants. The Coish Complaint also named Monex and Purchaser as additional defendants. Both the Coish Complaint and the Phillips Complaint allege, among other things, that members of the TradeStation Board violated applicable law by breaching their fiduciary duties owed to the plaintiffs and the public shareholders of TradeStation in connection with the proposed acquisition of TradeStation by Monex and Purchaser through a cash tender offer followed by a second step merger, that TradeStation aided and abetted the alleged breaches of fiduciary duties and that the proposed transactions yield an unfair and inadequate purchase price. The Coish Complaint also alleged that Monex and Purchaser aided and abetted the alleged breaches of fiduciary duties. Both the Coish Complaint and the Phillips Complaint sought, among other things, injunctive relief (including to enjoin consummation of the transactions), rescission of the transactions (in the event that the transactions were consummated prior to the entry of an injunction) and an award of attorneys’ fees and expenses.

On May 12, 2011, the plaintiff in the Coish lawsuit filed an amended complaint, a motion for a preliminary injunction and motions for expedited discovery, to schedule a hearing date for plaintiff’s motion for a preliminary injunction, to enter a briefing schedule in connection with the motion for a preliminary injunction, to consolidate the Phillips lawsuit with the Coish lawsuit and to appoint Don Coish as lead plaintiff and his legal counsel as sole lead plaintiff’s counsel. The amended complaint included, among other additional allegations, claims that the Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011 allegedly failed to provide TradeStation’s shareholders with sufficient material information to decide whether to tender their shares, that the transaction was the result of an allegedly flawed process and that the Merger Agreement allegedly prevented a Superior Proposal from materializing. The plaintiff in the Phillips lawsuit also filed an amended complaint on May 12, 2011, which included similar allegations to those included in the amended complaint in the Coish lawsuit. On May 20, 2011, the Court approved consolidation of the Phillips lawsuit with the Coish lawsuit and re-named the caption in the consolidated lawsuit to In Re TradeStation Group, Inc. Shareholder Litigation (the “Consolidated Lawsuit”), with the amended complaint in the Coish lawsuit surviving as the operative complaint (the “Consolidated Complaint”) in the Consolidated Lawsuit and with Don Coish appointed as the sole lead plaintiff and his legal counsel as sole lead plaintiff’s counsel.

On May 25, 2011, legal counsel of the parties to the Consolidated Lawsuit entered into a memorandum of understanding (the “MOU”), which sets forth the parties’ agreement in principle to settle the Consolidated Lawsuit. While the defendants deny all claims made in the Consolidated Complaint, they have agreed to enter into the MOU in order to avoid the substantial expense and disruptions of any further litigation and to permit the timely consummation of the Offer and the Merger. The MOU provides that TradeStation will amend the Schedule 14D-9 to include certain supplemental disclosures, which are set forth in this Amendment. The MOU additionally provides, among other things, that (1) the parties to the Consolidated Lawsuit will use their best efforts to agree upon, execute and present to the Court a stipulation of settlement and such other documents as may be necessary and appropriate to obtain the prompt approval by the Court of the settlement; (2) the stipulation of settlement will provide for dismissal of the Consolidated Lawsuit with prejudice; and (3) the stipulation of settlement will include a complete release of each of the defendants from any and all claims relating to the Offer, the Merger, the Merger Agreement and any disclosures made in connection therewith. The MOU is, and the stipulation of settlement will be, conditioned on completion of the Offer and consummation of the Merger, completion by the plaintiffs of certain confirmatory discovery, class certification and final approval by the Court. The defendants agreed that TradeStation or its successor will pay the plaintiffs’ attorneys’ fees and expenses as are approved by the Court not to exceed $425,000.

The defendants deny all liability with respect to the claims and allegations in the Consolidated Lawsuit and specifically deny that any additional disclosures (including, without limitation, the additional disclosures set forth in this Amendment) are required under any applicable statute, rule, regulation or law. The defendants believe that all material information necessary for TradeStation’s shareholders to make a fully-informed decision as to whether to tender their shares of Company Common Stock in connection with the Offer was disclosed in the Schedule 14D-9 filed by TradeStation with the SEC on May 10, 2011. However, the defendants considered it desirable that the Consolidated Lawsuit be settled primarily to avoid the substantial burden, expense, inconvenience and distraction of continued litigation and to fully and finally resolve all of the claims and allegations in the Consolidated Lawsuit. In the event that the MOU or the stipulation of settlement is not approved by the Court or the conditions to the settlement are not satisfied, TradeStation and the members of the TradeStation Board intend to continue to vigorously contest the Consolidated Lawsuit.”

Page 52 of the Schedule 14D-9 (under “ITEM 8. ADDITIONAL INFORMATION—U.S. Antitrust”) is hereby amended and supplemented by adding the following at the end of the last paragraph on such page:

“On May 17, 2011, the FTC Premerger Notification Office granted early termination of the HSR waiting period, effective immediately. As a result, the condition of the Offer related to the expiration or termination of the waiting period under the HSR Act has been satisfied.”

Page 53 of the Schedule 14D-9 (under “ITEM 8. ADDITIONAL INFORMATION—FINRA, FSA and Other Requisite Approvals; Notices and Consents”) is hereby amended and supplemented by adding the following at the end of the last paragraph on such page:

“On May 20, 2011, the FSA approved the change in control application concerning TradeStation’s subsidiary in the United Kingdom, TradeStation Europe Limited. As a result, the condition of the Offer related to the approval by the FSA has been satisfied. This approval is effective as long as the change of control takes place within three months of the date of this approval, and such approval must be extended if the merger contemplated by the Merger Agreement is not effected before August 20, 2011.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TRADESTATION GROUP, INC.

By:	/s/ Salomon Sredni
Name:	Salomon Sredni
Title:	Chief Executive Officer

Dated: May 26, 2011